UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: August 22, 2025
ARRIVED HOMES 4, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	93-2644213
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Series Breckenridge; Arrived Series Tyner; Arrived Series Cordelia; Arrived Series Allen; Arrived Series Sanford; Arrived Series Dan; Arrived Series Resolana; Arrived Series Westgate; Arrived Series Monterey; Arrived Series Gerald; Arrived Series Mystic; Arrived Series Nicole; Arrived Series Harold; Arrived Series Sandridge; Arrived Series Sullivan; Arrived Series Wendell; Arrived Series Wizard; Arrived Series Arnold; Arrived Series Cole; Arrived Series Annadale; Arrived Series Flintwood; Arrived Series Commodore; Arrived Series Cher; Arrived Series Sachi; Arrived Series Satjanon; Arrived Series Bristol; Arrived Series Westbury; Arrived Series Sonny; Arrived Series Arcola; Arrived Series Holly; Arrived Series Gentry; Arrived Series Cranberry; Arrived Series Troxler; Arrived Series Shawnee; Arrived Series Olivia; Arrived Series Prakash; Arrived Series Funderburk; Arrived Series Humphreys; Arrived Series Jasmine; Arrived Series Kern; Arrived Series Lendrum; Arrived Series Rose; Arrived Series Skitt

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Declaration of Dividend
On August 22, 2025, Arrived Homes 4, LLC (“Arrived”) announced to shareholders that it will be paying dividends per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Each dividend is payable to shareholders of record in the relevant series on August 25, 2025 and is expected to be paid on August 25, 2025. Settlement of the funds may take up to five (5) business days following the payment date. Shareholders will be issued a Form 1099-DIV following the end of Arrived’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated August 6, 2025 (“Offering Circular”).

Series of Arrived Homes 4, LLC	Dividend Amount per Share
Breckenridge	$ 0.029
Tyner	$ 0.039
Cordelia	$ 0.042
Allen	$ 0.037
Sanford	$ 0.068
Dan	$ 0.046
Resolana	$ 0.044
Westgate	$ 0.020
Monterey	$ 0.033
Gerald	$ 0.033
Mystic	$ 0.036
Nicole	$ 0.051
Sandridge	$ 0.042
Sullivan	$ 0.050
Wendell	$ 0.048
Wizard	$ 0.035
Arnold	$ 0.038
Cole	$ 0.051
Annadale	$ 0.045
Flintwood	$ 0.045
Commodore	$ 0.042
Cher	$ 0.044
Sachi	$ 0.034
Satjanon	$ 0.044
Bristol	$ 0.043
Westbury	$ 0.037
Sonny	$ 0.038
Arcola	$ 0.045
Holly	$ 0.045
Gentry	$ 0.044
Cranberry	$ 0.040
Troxler	$ 0.049
Shawnee	$ 0.044

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 22, 2025.

ARRIVED HOMES 4, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer